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APPROXIMATE LOCATION

Map data ©2020
Jolie Rogers

Food Service

Portland, ME 04101
Modified hours & offerings
due to the COVID 19 outbreak
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THE PITCH
Jolie Rogers is seeking investment to acquire an existing oyster farm business, and integrate our oyster catering business vertically.
First LocationGenerating RevenueOperating Pop-ups
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Early Investor Bonus: The investment multiple is increased to 1.65× for the next $15,000 invested.
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INVESTOR PERKS

Jolie Rogers is offering perks to investors. You earn the most valuable perk available based on your total investment amount in this business. You will not also receive the perks of lesser value, unless specified below.

We love you. Invest $100 or more to qualify. Unlimited available

We appreciate your investment tremendously, and your name will go on our VIP list.

100 Oyster's Catered or Shipped Invest $1,000 or more to qualify. 15 of 15 remaining

If you're within ~25 miles - we will come directly to you to shuck and serve 100 Oysters at your event.

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OUR MISSION

We are setting the (raw)bar higher with respect for our oysters and a commitment to quality. We hone our craft each and every day to elevate the New England raw bar experience to the next level.

We do not compromise on the quality of our oysters.
Oysters always come direct from the source, as fresh as possible.
If the shuck isn't up to our standards, we won't sell it to you.
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OUR STORY

When Ryan Jolie and Andy Rogers met working at a raw bar in Portsmouth NH, the combination of their last names was too good to ignore. Joining the two names like a nautical law firm, Jolie Rogers was born.

Starting with nothing but an oyster knife and an excellent source of oysters, Ryan and Andy began shucking at breweries and events. Adding Marine Biologist Nate to the team, Jolie Rogers is investing in an oyster farm, and will be ready to better serve their wedding clients as large event begin again.

Long term, Jolie Rogers is planning to purchase a large piece of land on the ocean and build an event space overlooking the water.

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INTENDED USE OF FUNDS

We will use these funds to acquire an existing Damariscotta River oyster farm operation. This will become the backbone of our catering business.

This will integrate our business vertically and give us complete control of our product source.

Acquiring an existing farming operation, we inherit an already profitable business.

The previous owner will mentor us, and pass on years of wisdom gained through experience.

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DOOR TO DORE
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Covid-19 has made it very difficult for our event based business to operate, as all of our weddings were canceled this season. This is how we have done business integrating online payment and scheduling to bring the raw bar experience to our clients' doorstep.

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THE TEAM
Andy Rogers
Owner / Oyster Shucking Machine

Andy has been working in hospitality since 2012, and has since earned a degree in Hospitality Management and Ecogastronomy from the University of New Hampshire. He is a competitive shucker with a personal record of 12 beautiful oysters shucked in 47 seconds. Shucking oysters is a meditation, as he is always striving for the perfect shuck. A perfect shuck means no shell in the oyster, no harm to the oyster meat, and no liquor spilled. Andy's love for the craft of shucking aside, he feels fulfilled every day getting to connect with others, as he shares both oyster knowledge and a zest for life with all those around him.

In his free time, Andy enjoys long runs in the woods, pottery, and cooking for close friends and family.

"New England is my home, and oysters are the flavor of my home." -Andy Rogers

Ryan Jolie
Owner / Kitchen Wizard

Ryan earned a culinary degree from Johnson and Wales, and has since spent 16 years working in serious kitchens. Over time, he has developed a finesse for flavor that makes everything he touches turn to delicious. No stranger to ever changing, high pressure, and often mobile environments, Ryan is ready for anything. He comes prepared, and adapts without hesitation to new problems on the fly.

This past year, Ryan has been working at an oyster farm figuring out how to bring the hyper efficiency he learned in kitchens to the realm of oyster aquaculture.

Nate Gruen
Owner / Marine Biologist

Nate spent many years in the hospitality world cooking, catering, and serving before going back to school to earn a degree in Marine Estuarine and Freshwater Biology from the University of New Hampshire. Anything technical and science based, Nate has the answers. Brimming with ideas to grow better oysters and make aquaculture even more sustainable, he is the brains responsible for developing our oyster farm.

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Data Room
Intended Use of Funds

Target Raise
Maximum Raise
Purchase of Oyster Farm $28,200
Mainvest Compensation $1,800
Total $30,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $300,000 $330,000 $363,000 $399,300 $439,230
Cost of Goods Sold $146,000 $160,600 $176,660 $194,326 $213,758
Gross Profit $154,000 $169,400 $186,340 $204,974 $225,472

EXPENSES

Rent $36,000 $36,900 $37,822 $38,767 $39,736
Insurance $1,000 $1,025 $1,050 $1,076 $1,102
Repairs & Maintenance $1,000 $1,000 $1,000 $1,000 $1,000
Salaries $40,000 $44,000 $48,400 $53,240 $58,564
Loan Payments $30,000 $30,000 $30,000 $30,000 $30,000
Operating Profit $46,000 $56,475 $68,068 $80,891 $95,070
This information is provided by Jolie Rogers. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
2018 Balance Sheet
2018 Income Statement
2019 Balance Sheet
2019 Income Statement
Investment Round Status

$30,000

TARGET

$60,000

MAXIMUM

This investment round closes on February 24, 2021. 0 people have invested so far.

Summary of Terms
Legal Business Name Jolie Rogers LLC
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $15,000 invested
1.65×
Investment Multiple 1.5×
Business's Revenue Share 3%-6%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date October 1, 2027
Financial Condition
No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Jolie Rogers LLC's fundraising. However, Jolie Rogers LLC may require additional funds from alternate sources at a later date.

Risk Factors
Limited Operating History

Jolie Rogers LLC is a newly established entity and has little history for prospective investors to consider.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Jolie Rogers LLC, and the revenue of Jolie Rogers LLC can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

Reliance on Management

As a securities holder, you will not be able to participate in Jolie Rogers LLC's management or vote on and/or influence any managerial decisions regarding Jolie Rogers LLC. Furthermore, if the founders or other key personnel of Jolie Rogers LLC were to leave Jolie Rogers LLC or become unable to work, Jolie Rogers LLC (and your investment) could suffer substantially.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Jolie Rogers LLC is significantly more successful than your initial expectations.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Jolie Rogers LLC competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Jolie Rogers LLC's core business or the inability to compete successfully against the with other competitors could negatively affect Jolie Rogers LLC's financial performance.

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Jolie Rogers LLC to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Changes in Economic Conditions Could Hurt Jolie Rogers LLC

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Jolie Rogers LLC's financial performance or ability to continue to operate. In the event Jolie Rogers LLC ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

Future Investors Might Have Superior Rights

If Jolie Rogers LLC needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

You Do Have a Downside

Conversely, if Jolie Rogers LLC fails to generate enough revenue, you could lose some or all of your money.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Jolie Rogers LLC to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 controls, the Company can not guarantee that it will resume operations in the future.

This information is provided by Jolie Rogers. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
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